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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  FORM 11-K
                                ANNUAL REPORT


/X/               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934 (Fee required)

         For the fiscal year ended             December 31, 2001
                                   -----------------------------------------



                                     Or


/ /               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)


         For the transition period from                  to
                                        ----------------    ----------------

         Commission file number 0-2208

         A.  Full title of the Plan:

                  The Southwest Bank 401(k) Retirement Savings Plan

         B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

                  Mississippi Valley Bancshares, Inc.
                  13205 Manchester Road
                  St. Louis, MO 63131



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                            REQUIRED INFORMATION



         Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

         (a)      Financial Statements
                  --------------------

                  (i)      Report of Independent Auditors
                  (ii)     Statements of Net Assets Available for Benefits
                  (iii) Statements of Changes in Net Assets Available for Benefits
                  (iv)     Notes to Financial Statements
                  (v)      Schedule

                           A.  Schedule of Assets (Held at End of Year)

         (b)      Exhibits
                  --------

                  (23)     Consent of Ernst & Young LLP



                                 SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     The Southwest Bank 401(k)
                                     Retirement Savings Plan




                                     By: /s/ Donna Bess
                                         ----------------------------------
                                              Donna F. Bess
                                              Vice President


Date:  June 20, 2002

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Southwest Bank 401(k) Retirement Savings Plan
Years Ended December 31, 2001 and 2000



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                               Southwest Bank
                       401(k) Retirement Savings Plan

                            Financial Statements
                          and Supplemental Schedule

                   Years Ended December 31, 2001 and 2000




                                  CONTENTS

Report of Independent Auditors............................................1

Financial Statements

Statements of Net Assets Available for Benefits...........................2
Statements of Changes in Net Assets Available for Benefits................3
Notes to Financial Statements.............................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............9





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                       Report of Independent Auditors

The Trustees
Southwest Bank
   401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Southwest Bank 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ Ernst & Young LLP

May 31, 2002, except for Note 5,
   as to which the date is June 21, 2002


                                                                           1

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
                                        Southwest Bank
                                401(k) Retirement Savings Plan

                       Statements of Net Assets Available for Benefits

                                                                       DECEMBER 31
                                                                  2001             2000
                                                           ----------------------------------
ASSETS
Investments, at fair value:
   Registered investment companies                            $   743,262       $  663,214
   Mutual funds                                                 1,070,750          500,013
   Common stock                                                10,875,614        8,339,887
                                                           ----------------------------------
Total investments                                              12,689,626        9,503,114

Receivables:
   Employer's contribution                                         18,962           16,592
   Participants' contribution                                      54,786           51,565
   Dividend receivable                                             36,259           30,668
                                                           ----------------------------------
                                                                  110,007           98,825
                                                           ----------------------------------
Net assets available for benefits                             $12,799,633       $9,601,939
                                                           ==================================

See accompanying notes.

                                                                           2

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
                                        Southwest Bank
                                401(k) Retirement Savings Plan

                  Statements of Changes in Net Assets Available for Benefits

                                                                  YEAR ENDED DECEMBER 31
                                                                  2001             2000
                                                            ---------------------------------
Additions:
   Interest income                                             $    35,300      $   34,143
   Dividend income                                                 168,958         112,684
   Contributions:
     Employer                                                      195,093         186,773
     Participants                                                  667,012         586,968
                                                            ---------------------------------
                                                                   862,105         773,741
                                                            ---------------------------------
Total additions                                                  1,066,363         920,568

Deductions:
   Benefits paid to participants                                   400,636         322,398
                                                            ---------------------------------
                                                                   665,727         598,170

Net realized and unrealized appreciation in fair value of
   investments                                                   2,531,967         600,071
                                                            ---------------------------------

Net increase in net assets available for benefits                3,197,694       1,198,241
Net assets available for benefits at beginning of year           9,601,939       8,403,698
                                                            ---------------------------------
Net assets available for benefits at end of year               $12,799,633      $9,601,939
                                                            =================================

See accompanying notes.

                                                                           3

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                               Southwest Bank
                       401(k) Retirement Savings Plan

                        Notes to Financial Statements

                              December 31, 2001


1. DESCRIPTION OF THE PLAN

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc.
(MVBI), as of November 26, 1986 and was amended and restated effective January 1, 1997 to comply with recent changes in the law.

The Plan is a defined contribution plan covering all employees of the Company and electing affiliates who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation, as defined. The Company matches 50 percent of employees' contributions up to a maximum of 5 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 2001 or 2000.

All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                                                           4

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                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent vested after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 59 1/2 or sooner if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (Code) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to roll over the vested account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. Forfeitures of $17,351 and $7,529 were used to reduce contributions during the years ended December 31, 2001 and 2000, respectively.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the

                                                                           5

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                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct investment of employer and employee contributions in 5 percent increments in any of five investment options including shares of common stock of MVBI. A participant has the opportunity to change his or her investment directions daily.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

RECLASSIFICATION

Certain reclassifications of prior year presentations have been made to conform to the 2001 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                                                                           6

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                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)




2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies and money market funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Shares of MVBI common stock are valued at the closing bid price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The following table presents investments at fair value. Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified.

                                                                       DECEMBER 31
                                                                  2001             2000
                                                           ----------------------------------
   Investment in registered investment companies:
     Janus Government Money Market Fund                       $   647,581*      $  585,755*
     Oppenheimer Strategic Growth Fund                             90,391           53,785
     Janus Fund                                                   837,580*         328,509
     Janus Worldwide Fund                                         142,779          117,719
     Janus Money Market Account                                    95,681           77,459
   Common stock:
     Mississippi Valley Bancshares, Inc. Common Stock          10,875,614*       8,339,887*
                                                           ----------------------------------
                                                              $12,689,626       $9,503,114
                                                           ==================================

   *Represents 5 percent or more of Plan's net assets available for benefits.


                                                                           7

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                               Southwest Bank
                       401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)




3. INVESTMENTS (CONTINUED)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                      YEAR ENDED DECEMBER 31
                                                       2001             2000
                                                 --------------------------------
   Registered investment companies                  $ (196,813)       $(28,477)
   Common stock                                      2,728,780         628,548
                                                 --------------------------------
                                                    $2,531,967        $600,071
                                                 ================================

Dividends paid on MVBI common stock were $168,958 and $112,684 for the years ended December 31, 2001 and 2000, respectively.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2001, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. SUBSEQUENT EVENT

MVBI and Marshall & Ilsley Corporation (M&I) announced on June 17, 2002 that MVBI and M&I have entered into a definitive agreement pursuant to which M&I will, subject to shareholder and regulatory approval, acquire MVBI. This merger is expected to be consummated during the fourth quarter of 2002. The effect of the merger on the Plan has yet to be determined.

                                                                           8

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                            Supplemental Schedule





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
                                Southwest Bank
                        401(k) Retirement Savings Plan

                         EIN: 43-0528830 Plan No. 002

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

                                                                    CURRENT
      IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENT         VALUE
------------------------------------------------------------------------------
Janus Government Money Market    647,581 shares of registered     $   647,581
  Fund                             investment company
Mississippi Valley Bancshares,   276,514 shares of common stock    10,875,614
  Inc. Common Stock*
Oppenheimer Strategic Growth     23,787 shares of registered           90,391
  Fund                             investment company
Janus Fund                       34,048 shares of registered          837,580
                                   investment company
Janus Worldwide Fund             3,257 shares of registered           142,779
                                   investment company
Janus Money Market Account       N/A                                   95,681
                                                                 -------------
                                                                  $12,689,626
                                                                 =============

*Represents party-in-interest to the Plan.

                                                                           9